VF 3-7-02


02006931

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32004



FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wealth Monitors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11225 College Boulevard, Suite 100
(No. and Street)

Overland Park (City) | Kansas (State) | 66210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maryann Lamb | (913) 345-2822 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ZIEHA, J. E.
(Name – *if individual, state last, first, middle name*)

2301 West 70th Street (Address) | Shawnee Mission (City) | Kansas (State) | 66208 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Maryann Lamb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wealth Monitors, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Notary Public - State of Kansas
TARA L. SCHROEDER
My Appointment Expires

Signature

Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


FEB 28 2002

WEALTH MONITORS, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

DECEMBER 31, 2001

CONTENTS

J. E. ZIEHA, CPA
2301 West 70th Street
Shawnee Mission, Kansas 66208
(913) 432-3336
(913)432-9992 (fax)

Wealth Monitors, Inc.
Overland Park, Kansas

We have audited the accompanying statements of financial condition of **Wealth Monitors, Inc.**, as of December 31, 2001 and the related statements of income, changes in stockholder's equity, cash flows and changes in liabilities subordinated to claims of general creditors for the years then ended. In addition, we audited the supplementary schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, computation of determination of reserve requirements, information relating to the possession or control requirements, and reconciliation pursuant to Rule 17a-5(d)(4). These financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and supplementary schedules referred to above present fairly, in all material respects, the financial position of **Wealth Monitors, Inc.** at December 31, 2001 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



February 20, 2002

WEALTH MONITORS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$502,027
Commissions receivable	36,430
Other receivables	36,722
Prepaid expenses	6,387
Total Current Assets	581,566
PROPERTY, PLANT AND EQUIPMENT	
Office furniture and equipment	63,294
Vehicles	41,091
Mailing List	17,751
	122,136
Less accumulated depreciation	112,976
Net Property, Plant and Equipment	9,160
OTHER ASSETS	
Long-term marketable securities, at market (cost, $465,849)	354,993
Deposits	4,501
Total Other Assets	359,494
	$ 950,220

The accompanying notes are an integral part of these statements.

WEALTH MONITORS, INC.

STATEMENT OF FINANCIAL CONDITION – CONTINUED

DECEMBER 31, 2001

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 2,273
Other payables	27,549
Total Liabilities	29,822
STOCKHOLDER'S EQUITY	
Common stock, $0.01 par value	
Authorized – 1,000,000 shares	
Issued and outstanding - 200,000 shares	2,000
Additional paid-in capital	308,561
Retained earnings	609,837
Total Stockholder's Equity	920,398
	$ 950,220

The accompanying notes are an integral part of these statements.

WEALTH MONITORS, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2001

REVENUES	
Commission income	767,671
Interest and dividends	15,106
Realized investment gain	30,656
Unrealized investment loss	(206,231)
Other	11,567
	618,769
EXPENSES	
Operating and administrative	768,042
Interest	24
Depreciation	9,553
	777,619
Income before income taxes	(158,850)
PROVISION FOR INCOME TAXES	3,757
Net income	$(162,607)

The accompanying notes are an integral part of these statements.

WEALTH MONITORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2001

	Common Shares Issued and Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2000	200,000	$ 2,000	$ 308,561	$ 772,444	$ 1,083,005
Net income	-	-	-	(162,607)	(162,607)
Balances at December 31, 2001	200,000	$ 2,000	$ 308,561	$ 609,837	$ 920,398

The accompanying notes are an integral part of these statements.

WEALTH MONITORS, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2001

There were no liabilities subordinated to the claims of creditors at the beginning or end of the year or at any time during the year.

The accompanying notes are an integral part of these statements.

WEALTH MONITORS, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$(162,607)
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	9,553
Realized investment gains	(30,656)
Unrealized investment losses	206,231
Change in current assets and liabilities:	
(Increase) decrease in:	
Commissions receivable	15,128
Other receivable	(31,364)
Prepaid expenses	1,942
Increase (decrease) in:	
Accounts payable	(134,916)
Unearned revenue	(24,721)
Net cash used by operating activities	(151,410)
CASH FLOW FROM INVESTING ACTIVITIES	
Sale of securities	824,282
Purchase of securities	(574,810)
Purchase of fixed assets	(3,921)
Net cash used by investing activities	245,551
Net increase in cash	94,141
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	407,886
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 502,027

The accompanying notes are an integral part of these statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

A. Description of Business

Wealth Monitors, Inc. (Company) is a full service securities broker providing investment advisory and other related services. It operates as an introducing broker on a fully disclosed basis and does not hold funds or securities for customers. The Company is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC). The Company is not registered with the Securities and Exchange Commission as an investment advisor.

B. Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

C. Receivables

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

D. Office Furniture and Equipment

Office furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method. The useful lives of the related assets are from five to seven years. Expenditures for maintenance, repairs and renewals are charged to expense as incurred.

E. Long-term Marketable Securities

Marketable securities consist of various stock and mutual fund holdings, carried at market value. Unrealized gains or losses are included as part of revenue in the income statement.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

F. Income Taxes

Income tax expenses are accrued based upon the actual taxes payable. There are no significant differences between income reported for financial statement and tax purposes.

G. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2001, the Company had net capital of $800,936, which was $700,936 in excess of its required net capital of $100,000.

In addition, the company's clearinghouse requires the maintenance of a minimum net capital balance of $150,000.

NOTE 3 - MATERIAL INADEQUACIES

None noted

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2001

Schedule I

WEALTH MONITORS, INC.

**COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION**

AS OF DECEMBER 31, 2001

NET CAPITAL	
Total stockholder's equity	$ 920,398
Ownership equity not allowable for net capital:	
Receivables	36,722
Property and equipment	9,160
Other assets	10,888
	863,628
Fidelity bond deductible over $10,000	5,000
Haircuts on investments	57,692
Net capital	$800,936
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness	$ 29,822
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$100,000
Excess of net capital	$700,936
Ratio: Aggregate indebtedness to net capital	.04 to 1

WEALTH MONITORS, INC.

**COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION**

AS OF DECEMBER 31, 2001

A RECONCILIATION PURSUANT TO RULE 17a-5(D)(4)
(included in Part IIA of Focus Report as of December 31, 2001)

Total ownership equity qualified for net capital per December 31, 2001, Part II A	$ 923,374
Decrease in income tax receivable	(3,757)
Decrease in fixed assets	(3,573)
Decrease in accounts payable	4,354
Total ownership equity qualified for net capital per December 31, 2001, audit report	920,398
Non-allowable assets per December 31, 2001 Part II A	64,100
Decrease in income tax receivable	(3,757)
Decrease in fixed assets	(3,573)
Non-allowable assets per December 31, 2001 audit report	56,770
Net capital, as reported in Company's Part IIA	$796,582
Increase in ownership equity qualified for net capital Per December 31, 2001 audit report	4,354
Net capital per December 31, 2001 audit report	$800,936

Schedule II

WEALTH MONITORS, INC.

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(1) of Rule 15c3-3.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

J. E. ZIEHA, CPA
2301 West 70th Street
Shawnee Mission, Kansas 66208
(913) 432-3336
(913) 432-9992 (fax)

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Wealth Monitors, Inc.

In planning and performing our audit of the financial statements of **Wealth Monitors, Inc.** for the year ended December 31, 2001, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITOR'S REPORT
(continued)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



February 20, 2002